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                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)


                             Granite Financial, Inc.
                                (Name of Issuer)


                          Common Stock, $.001 par value
                         (Title of Class of Securities)


                                    38740H107
                                 (CUSIP Number)

                                 Orin S. Kramer
                              Kramer Spellman, L.P.
                          2050 Center Avenue, Suite 300
                           Fort Lee, New Jersey 07024
                                 (201) 592-1234
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 5, 1998
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


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SCHEDULE 13D

CUSIP No. 38740H107

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Kramer Spellman, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

                    7.      SOLE VOTING POWER

                            None

                    8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                423,100
 OWNED BY
REPORTING           9.      SOLE DISPOSITIVE POWER
  PERSON                    None
   WITH
                    10.     SHARED DISPOSITIVE POWER
                            423,100


11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  423,100

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                             [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.89%

14.     TYPE OF REPORTING PERSON*
        PN




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SCHEDULE 13D

CUSIP No. 38740H107

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Orin S. Kramer

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
              OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

                  7.      SOLE VOTING POWER

                          None

                  8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY              423,100
 OWNED BY
REPORTING         9.      SOLE DISPOSITIVE POWER
  PERSON                  None
   WITH
                  10.     SHARED DISPOSITIVE POWER
                          423,100


11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
             423,100

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             6.89%

14.     TYPE OF REPORTING PERSON*
        IN




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SCHEDULE 13D

CUSIP No. 38740H107

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Jay S. Spellman

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
               United States

                     7.      SOLE VOTING POWER

                             None

                     8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                 None
 OWNED BY
REPORTING            9.      SOLE DISPOSITIVE POWER
  PERSON                     None
   WITH
                     10.     SHARED DISPOSITIVE POWER
                             None

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
               None

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.00%

14.     TYPE OF REPORTING PERSON*
               IN




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SCHEDULE 13D

CUSIP No. 38740H107

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Boston Provident Partners, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

                    7.      SOLE VOTING POWER

                            229,300

                    8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                None
 OWNED BY
REPORTING           9.      SOLE DISPOSITIVE POWER
  PERSON                    229,300
   WITH
                    10.     SHARED DISPOSITIVE POWER
                            None

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  229,300

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                               [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.73%

14.     TYPE OF REPORTING PERSON*
                  PN




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     This statement amends and supplements the information set forth in the
Schedule 13D filed by the Reporting Persons (as defined therein) with the Securities and Exchange Commission (the "Commission") on November 7, 1996, as amended by Amendment No. 1 filed with the Commission on December 3, 1996, Amendment No. 2 filed with the Commission on December 12, 1996, Amendment No. 3 filed with the Commission on December 18, 1996, Amendment No. 4 filed with the Commission on January 7, 1997, Amendment No. 5 filed with the Commission on February 11, 1997, Amendment No. 6 filed with the Commission on March 18, 1997, Amendment No. 7 filed with the Commission on July 25, 1997 and constitutes Amendment No. 8. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Schedule 13D.

Item 2.  Identity and Background

     The first two paragraphs of Item 2 are revised and amended in their entirety as set forth below:

     The Statement is being filed by (1) Kramer Spellman L.P., a Delaware limited partnership ("KS"), (2) Orin S. Kramer, a United States citizen, in his capacity as general partner of KS ("Mr. Kramer"), (3) Jay S. Spellman, a United States citizen, in his capacity as a former general partner of KS ("Mr. Spellman"), and (4) Boston Provident Partners, L.P., a Delaware limited partnership ("Boston Provident"). KS, Mr. Kramer, Mr. Spellman and Boston Provident are sometimes collectively referred to herein as the "Reporting Persons".

     KS serves as a general partner to investment partnerships, including Boston Provident, and as a discretionary investment manager to managed accounts. The principal offices of KS and Boston Provident are located at 2050 Center Avenue, Suite 300, Fort Lee, New Jersey 07024, which is also the business address of Mr. Kramer and Mr. Spellman.


Item 5.  Interest in Securities of the Issuer

     Item 5 of the Schedule 13D is revised and amended in its entirety as set forth below:

          (a)-(b) On the date of this Statement:

          (i) Mr. Kramer has beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial Ownership") of 423,100 shares of Common Stock by virtue of his position as general partner of KS. Such shares represent 6.89% of the issued and outstanding Common Stock. Mr. Kramer shares voting power and dispositive power over the Common Stock with KS.

          (ii) Mr. Spellman no longer has Beneficial Ownership of any Common Stock as a result of his withdrawal as a general partner of KS effective as of December 31, 1997. Accordingly, Mr. Spellman no longer shares voting power or dispositive power over the Common Stock with Mr. Kramer and KS.

          (iii) KS has Beneficial Ownership of 423,100 shares of Common Stock by virtue of its position as general partner of, or discretionary investment manager to, the Partnerships and Managed Accounts, as the case may be, holding such shares of Common Stock. Such shares represent 6.89% of the issued and outstanding Common Stock. KS shares voting power and dispositive power over such shares with Mr. Kramer.

          (iv) Boston Provident has Beneficial Ownership of 229,300 shares of Common Stock by virtue of its sole ownership of such shares of Common Stock. Such shares represent 3.73% of the issued and outstanding Common Stock.

          The percentages used herein are calculated based upon the 6,140,000 shares of Common Stock stated to be issued and outstanding as of October 15, 1997, as reflected in the Company's Form 10-QSB for the three months ended September 30, 1997.

          (c) The trading dates, number of shares purchased or sold and the average price per share (including commissions, if any) for all transactions by the Reporting Persons during the past 60 days are set forth in Schedule I hereto. All such transactions were over-the-counter.

          (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of Common Stock. Boston Provident is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of Common Stock.

          (e) Effective December 31, 1997, Mr. Spellman ceased to be the Beneficial Owner of more than 5% of the outstanding shares of Common Stock as a result of his withdrawal as a general partner of KS as of that date. Additionally, effective February 5, 1998, Boston Provident ceased to be the Beneficial Owner of more than 5% of the outstanding shares of Common Stock.

Item 7.  Material to be Filed as Exhibits

          Joint Filing Agreement among KS, Mr. Kramer, Mr. Spellman and Boston Provident dated December 12, 1996 (filed as Exhibit A to Amendment No. 2 and incorporated herein by reference).

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 1998

                                            KRAMER SPELLMAN L.P.

                                            By:   /s/ Orin S. Kramer
                                                Name: Orin S. Kramer
                                                Title: General Partner

                                            By:   /s/ Jay S. Spellman
                                                Name: Jay S. Spellman
                                                Title: Limited Partner

                                        /s/ Orin S. Kramer
                                            Orin S. Kramer

                                        /s/ Jay S. Spellman
                                            Jay S. Spellman

                                           BOSTON PROVIDENT PARTNERS, L.P.
                                           By: Kramer Spellman, L.P.

                                           By:   /s/ Orin S. Kramer
                                               Name: Orin S. Kramer
                                               Title: General Partner

                                           By:   /s/ Jay S. Spellman
                                               Name: Jay S. Spellman
                                               Title: Limited Partner




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                                                                  Schedule I


Date                   Shares Purchased                    Price Per Share
----                   ----------------                    ---------------

01/06/98                    56,000                            $18.308


Date                   Shares Sold                         Price Per Share
----                   -----------                         ---------------

01/13/98                    20,000                            $17.877
01/14/98                     3,000                             18.189
01/27/98                     6,000                             18.814
02/05/98                   125,000                             19.489
02/09/98                    25,000                             19.439